UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

SENSIENT TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

WISCONSIN	1-7626	39-0561070
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

777 East Wisconsin Avenue Milwaukee, Wisconsin (Address of principal executive offices)	53202-5304 (Zip Code)

John J. Manning, Vice President, General Counsel and Secretary, (414) 271-6755
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01          Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Disclosure of Sensient Technologies Corporation (“Sensient”) for the calendar year ended December 31, 2018, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 for definitions of the terms not otherwise defined herein.

Sensient is a manufacturer and marketer of colors, flavors, and fragrances, including specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors, and other specialty and fine chemicals. Sensient conducted a good faith reasonable country of origin inquiry to determine the origin of any conflict minerals necessary to the functionality or production of products manufactured by Sensient, or contracted to be manufactured by Sensient, for the calendar year ended December 31, 2018.

Sensient’s good faith reasonable country of origin inquiry included:

-
Reviewing and implementing certain practices outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

-	Conducting an internal review of Sensient’s products to determine which products contain necessary conflict minerals, including any purchased raw materials that contain necessary conflict minerals.

-	Conducting a supply-chain survey with direct suppliers of materials containing necessary conflict minerals to determine the source of such conflict minerals.

Based on the good faith reasonable country of origin inquiry described above, Sensient has determined that a limited number of its products contain raw materials that contain trace amounts of a necessary conflict mineral. Sensient has no reason to believe that these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

This Conflict Minerals Disclosure is also available on the Corporate Governance section of Sensient’s website, www.sensient.com.

SECTION 2 – EXHIBITS

ITEM 2.01          Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSIENT TECHNOLOGIES CORPORATION (Registrant)

By:	/s/ John J. Manning

Name:	John J. Manning

Title:	Vice President, General Counsel and Secretary

Date:	May 17, 2019